2550 M Street NW Washington DC 20037 (202) 457-6000

May 6, 2009	Facsimile (202) 457-6315 Philip G. Feigen (202) 457-6142 pfeigen@pattonboggs.com

VIA EDGAR

Melissa Campbell Duru, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hooper Holmes, Inc
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 30, 2009 by Ronald V. Aprahamian and Larry Ferguson
File No. 1-00972

Dear Mss. Campbell:

This letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Revised Preliminary Proxy Statement in the Staff’s letter dated May 05, 2009. The Revised Preliminary Proxy Statement has been revised in response to the Staff’s comments.

To assist your review, we have retyped your comments in italics below.

1.	“We note the revisions made in response to prior comment 13. While the biographical information provided for Mr. Ferguson has been supplemented in response to our comment, the “other factors” that may have contributed to the performance of the companies you reference in the biography of Mr. Aprahamian are not similarly identified or explained. Revise your disclosure accordingly.”

In response to the Staff’s comment, pages 6 and 12 of the revised proxy statement have been amended accordingly.

2.	“Please refer to the soliciting materials filed by the company on April 20, 2009. Reference is made to the involvement of Mr. Aprahamian as a director of Metrocal1. To the extent you wish to highlight in your proxy the successful track record of Mr. Aprahamian for periods as early as 2000, you should similarly provide balanced disclosure to disclose businesses in which either nominee was involved in during the same time period that were not successful. Please revise or advise.”

In response to the Staff’s comment, pages 6 and 12 of the revised proxy statement have been amended accordingly.

3.	“Revise the first page of the proxy card to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).”

In response to the Staff’s comment, the first page of the proxy card has been revised to include the words “Preliminary Copy.”

4.	“We partially reissue prior comment 18. Although you have revised the proxy statement to make it clear that discretionary authority would only be exercised with respect to matters not known a reasonable time prior to the meeting and although your response indicates that a similar revision was made to the proxy card, no such revision or clarification is apparent. Revise your proxy card accordingly. To the extent discretionary authority is available under Rule 14a-4(c)(3), the participants do not need to include a proposal seeking discretionary authority on their form of proxy unless they are explicitly seeking to vote on a proposal to adjourn the meeting for the purpose of soliciting additional proxies.”

In response to the Staff’s comment, the proxy card has been revised.

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Please do not hesitate to call me at (202) 457-6142 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ PHILIP G. FEIGEN
Philip G. Feigen